FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRONTEER DEVELOPMENT GROUP INC. (THE “CORPORATION” OR “FRONTEER”) OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE “MEETING”) TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation. Figures in this circular are stated in Canadian dollars unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR CORPORATION TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivering it to the chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including 4pm (Vancouver time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Common shares of the Corporation (“Common Shares”) represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. Where no choice is specified, Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. At March 14, 2008, the Corporation had issued and outstanding 83,206,050 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on March 28, 2008 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns the

Common Shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of March 14, 2008, no person beneficially owns directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation, other than as set forth below.

Name	Number of Common Shares Beneficially Owned (Directly or Indirectly), Controlled or Directed(1)	Percentage of Issued and Outstanding Common Shares as of March 14, 2008
Mr. Jakob E. Safra	13,000,000	15.62%
Royce & Associates, LLC	8,884,400	10.68%

(1) The information as to the number and percentage of Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained from sources available through the Toronto Stock Exchange (“TSX”).

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Ltd., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for, against or withheld from voting in respect of resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

EXECUTIVE COMPENSATION

(a)      Compensation of Officers

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2007, 2006 and 2005, in respect of the individuals who were, during the fiscal year ended December 31, 2007, the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers”). The Corporation had no other executive officers whose total salary and bonus exceeded $150,000 in fiscal 2007.

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensa- tion ($)(3)
		Salary ($)(1)	Bonus ($)(1)	Other Annual Compensation ($)	Securities Under Options Granted (#)(2)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Dr. Mark O’Dea President and Chief Executive Officer	December 31, 2007	237,500	237,558	Nil	200,000	Nil	Nil	996
	December 31, 2006	190,000	285,000	Nil	225,000	Nil	Nil	958
	December 31, 2005	177,500	114,000	Nil	Nil	Nil	Nil	286
Mr. Sean Tetzlaff Chief Financial Officer, Vice President, Finance and Corporate Secretary	December 31, 2007	175,000	175,043	Nil	75,000	Nil	Nil	448
	December 31, 2006	160,000	80,000	Nil	75,000	Nil	Nil	366
	December 31, 2005	136,667	73,333	Nil	400,000	Nil	Nil	343

(1)

Each of Messrs O’Dea and Tetzlaff are also officers of and were paid a salary and bonus by Aurora Energy Resources Inc. (“Aurora”), a company owned 42.3% by the Corporation, in consideration for services rendered to Aurora during its most recently completed financial year. During the year ended December 31, 2007, Mr. O’Dea was paid a salary of $237,500 (2006 - $100,278, 2005 – Nil) and a bonus of $223,234 (2006 - $60,167, 2005 – Nil) from Aurora and Mr. Tetzlaff was paid a salary of $170,000 (2006 - $80,000, 2005 – Nil) and a bonus of $159,789 (2006 - $40,000, 2005 – Nil) by Aurora. These amounts are not included in the above table.

(2)

In addition to the above, each of Messrs O’Dea and Tetzlaff were granted 200,000 (2006 – 825,000, 2005 – Nil) and 75,000 (2006 – 392,500, 2005 – Nil) stock options respectively from Aurora during the year ended December 31, 2007.

(3)	Represents the cost of term life insurance premiums paid on behalf of each Named Executive Officer.

(b)      Option Grants in 2007

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2007.

Name and Title	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Dr. Mark O’Dea President and Chief Executive Officer	200,000	18.69%(2)	14.25	14.25	February 15, 2012
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	75,000	7.01%(2)	14.25	14.25	February 15, 2012

(1)	Each option is exercisable to acquire one Common Share.
(2)	An aggregate of 1,070,000 stock options were granted to employees and the Named Executive Officers in fiscal 2007.

(c)      Options Exercised and Aggregate Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the year ended December 31, 2007 and options to acquire Common Shares held by the Named Executive Officers as at December 31, 2007.

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(2)	Unexercised Options at December 31, 2007		Value of Unexercised In-the-money Options at December 31, 2007(1)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Dr. Mark O’Dea, President and Chief Executive Officer	184,900	2,362,064	621,666	183,334	3,934,300	173,000
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	50,000	620,000	385,000	192,500	2,589,100	86,500

(1)	Based on the closing price of the Common Shares on December 31, 2007 of $9.96 less the exercise price of such options.
(2)	Based on the closing price of the Common Shares on the date of exercise less the exercise price of such options.

(d)      Employment Contracts

The Corporation entered into an employment agreement with Mr. O’Dea effective April 25, 2007 at $237,500 per annum retroactive to January 1, 2007. Effective January 1, 2008, this salary was increased to $247,000 as a result of a compensation survey discussed below. Mr. O’Dea was also paid an annual salary by Aurora of $237,500 in 2007.

The Corporation has an employment agreement with Mr. Tetzlaff dated April 25, 2007, at an annual salary of $175,000, retroactive to January 1, 2007. On February 1, 2008, this salary was increased to $252,500 commensurate with Mr. Tetzlaff giving up the role of Chief Financial Officer of Aurora and its associated salary. In 2007 Mr. Tetzlaff was paid a salary from Aurora of $170,000 per annum.

In the event of a Takeover Event (as defined below) then all of the following shall immediately occur:

(i)        all unvested stock options to acquire Common Shares that have been granted to the “Senior Officers” (which includes the Named Executive Officers) of the Corporation prior to the Takeover Event shall vest immediately before such Takeover Event and the Senior Officers shall for a period of up to 90 days thereafter be permitted to exercise any such stock options granted to each of them if not yet exercised (however, in no event shall any such Senior Officer be permitted to exercise any stock options beyond the expiry date thereof);

(ii)       unless the Senior Officer elects to continue employment with the Corporation or its successor entity following the Takeover Event or is offered suitable employment by, and such Senior Officer accepts employment with, an entity acquiring all or substantially all the assets of the Corporation), such Senior Officer shall be deemed to have his or her employment immediately terminated and, in such case, the Chief Executive Officer shall be entitled to an amount equivalent to 36 months’ base salary plus the cost of 36 months of existing employment benefits less applicable statutory deductions, while the Chief Financial Officer, Vice Presidents and the Chief Geoscientist shall be entitled to an amount equivalent to 24 months base salary plus the cost of 24 months of existing employment benefits less applicable statutory deductions. Such payments shall be made in one lump sum within 30 days of the effective date of the Takeover Event;

For purposes of above, the daily average closing share value is to be calculated using days the TSX was open for trading in the year. Any bonuses to which a Senior Officer is entitled following a Takeover Event (as defined below) and which are paid during a given year in which such a Takeover Event occurred would be deducted from the year end bonuses, if any, as calculated above; provided for greater certainty that such deduction would not result in reducing the potential year end bonus below zero.

For purposes of the foregoing a Takeover Event is defined as follows:

(i)        the Corporation sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets; or

(ii)       any person, or combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding, by virtue of a takeover bid as that term is defined in the Securities Act (Ontario) or otherwise, acquires from a person or persons other than the Corporation, 50% or more of the voting rights attached to all outstanding voting securities of the “Corporation”; or

(iii)      any person, or combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires from the Corporation, securities carrying 50% or more of the voting rights attached to all outstanding voting securities of the Corporation; or

(iv)       a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of the Corporation possessing more than 50% of the total combined voting power of the Corporation’s outstanding voting securities are acquired by a person or persons different from the persons holding those voting securities immediately prior to such event, and the composition of the Board following such event is such that the directors of the Corporation prior to the transaction constitute less than 50% of the Board membership following the event; or

(v)        at a meeting in which the election of directors is being voted upon by the shareholders of the Corporation, persons who are not management’s nominees represent more than 50% of the directors elected at such meeting; or

(vi)       any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, the right to appoint a majority of the directors of the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

Mr. George Bell, Mr. Donald McInnes, Mr. Scott Hand and Mr. Jo Mark Zurel constitute all members of the Compensation Committee of the Board at December 31, 2007. These individuals are independent within the meaning of applicable securities laws. The Compensation Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board. Mr. Bell assumed the Chair of the Compensation Committee from Mr. McInnes in 2007. Mr. Scott Hand was added to the Compensation Committee in December 2007. There were no other changes to the Compensation Committee during 2007. The board accepted all recommendations of the Compensation Committee during the year.

Report on Executive Compensation

The Corporation’s compensation philosophy for executives follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives1; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock-based programs.

Executive compensation is comprised primarily of a base salary and participation in the stock option plan (the “Employee Plan”) and executive bonus plan (“Bonus Plan”) of the Corporation. Since the adoption of the Bonus Plan, the Corporation has placed greater emphasis on cash compensation.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation Committee takes into consideration a variety of factors. These factors include the overall assessment of the Board and Compensation Committee concerning the executive’s individual performance and the individual’s contribution towards meeting corporate objectives (30%); levels of responsibility and length of service (10%); and industry comparables (60%). The compensation strategy recognizes the need to retain high caliber executives, to reward performance in achieving annual objectives and motivate them to remain with the Corporation and enhance shareholder value.

Industry comparables were obtained from the Gurr Report in 2007, which analyzed the compensation data of 35 strategic metals companies2 (primarily gold and uranium) mostly with international activities. The group of companies was chosen because they were of a similar size, asset composition and stage of development as the Corporation. Based upon the comparative peer group, compensation for the executive officers was set at the 75th percentile. The compensation also took into consideration the compensation paid to the executives by Aurora.

Overall, the Compensation Committee and the Board felt that the Corporation and its executive Officers met all of the Corporation’s objectives during the year, including growing the daily average share value by over 100%, completing the acquisition of Newwest Gold Corporation and advancing progress on all of the Corporation’s material exploration properties.

The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Employee Plan. Grants of options are intended to emphasize the executive officer’s commitment to the Corporation’s growth and enhancement of share value. The grant of stock

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1 In January 2008 and 2007, the Compensation Committee retained Roger Gurr Associates as a compensation consultant, at a cost of $25,000 (2007 - $23,000), with a mandate of assessing the compensation of directors and officers of the Corporation. Mr. Gurr delivered his report (“Gurr Report”) in January each year and , the outcome of which was the above noted salary compensation levels for the named Executive Officers.
2 Including among others, Cumberland Resources Ltd., Silver Standard Resources Inc., NovaGold Resources Inc., International Uranium Corp., Anatolia Minerals Development, Aurizon Mines Ltd., and Metallica Resources Inc.

options also assists the Corporation in attracting and retaining qualified executives. Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment. Existing options held by individuals are taken into consideration in determining whether additional option grants will be made. During 2007, the Compensation Committee and the Board considered and approved the grant of 200,000 stock options to the President and Chief Executive Officer, and 75,000 to the Chief Financial Officer.

During 2007, bonuses of $237,558 and $175,043 were approved to each of the President and Chief Executive Officer and the Chief Financial Officer, respectively. The Bonus Plan is directly linked to stock performance on the TSX as follows:

i)	For each 1% increase in the daily average closing share value from one year to the next, the Chief Executive Officer is eligible for a bonus of 1% of base pay to a maximum of 150% of base pay; and

ii)	For each 1% increase in the daily average closing share value from one year to the next, the Chief Financial Officer is eligible for a bonus of 1% of base pay to a maximum of 125% of base pay;

The change in the daily average closing share value between 2007 and 2006 was 100.024% .

Bonuses payable to the Named Executive Officers will be calculated under the Bonus Plan and distributed once a year and will be based on the stock performance of the Common Shares on the TSX relative to its previous year. The Board retains discretion with respect to payment of any bonus and may increase or decrease such amount if individual performance factors so warrant.

In February 2008, as a result of the Gurr Report, the Compensation Committee changes the bonus levels under the Bonus Plan for the above Named Executive Officers as follows:

o	President & CEO up to 80% of salary
o	Vice President Finance & Chief Financial Officer, up to 60% of salary

The Bonus payment will no longer be based entirely upon a change in the closing share value. An outside consultant will be hired to assist the Board and management is setting a minimum of five goals / objectives to which each person would be assessed against in determining what percentage of bonus would be paid annually. This is an ongoing process as of the date of this Circular.

During the year, the Corporation purchased $30,000,000 of Director’s and Officer’s liability insurance policies at a cost of $190,261.

PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index), assuming a $100 investment in Common Shares on December 31, 2000, and reinvestment of dividends during the period.

COMPENSATION OF DIRECTORS

In 2007, non-management directors of the Corporation were paid a base fee of $45,000 per annum. In addition, the Chairman receives an additional $50,000 per annum. Members of the Special Committee are entitled to a per meeting fee of $1,300 for meetings of reasonable length. No other meeting fees apply. Oliver Lennox-King, Chairman, is also chairman of Aurora and received $95,000 from Aurora during the year.

Directors are also entitled to participate in the Corporation’s Plan. As of March 14, 2008, the Corporation has outstanding 6,308,567 options under the Employee Plan of which an aggregate of 2,290,000options are held by directors of the Corporation who are not employees.

Beach Hepburn, LLP a law firm of which Lyle Hepburn, a director is a partner, provided legal services to the Corporation for which it received fees and was reimbursed expenses during 2007 in the aggregate amount of $2,925.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under two equity compensation plans of the Corporation as at December 31, 2007, referred to as the Employee Plan and the Acquisition Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (Employee Plan)	4,651,067	$6.05	3,666,538(1)
Equity compensation plans not approved by security holders (Acquisition Plan)(2)	504,400	$9.62	Nil
Total	5,155,467	$6.40	3,666,538

(1) Calculated as 10% of the issued and outstanding Common Shares of the Corporation less the outstanding options under the Employee Plan at December 31, 2007. See “Summary Of Stock Option Plan (Employee Plan)” below.

(2) Assumed in connection with the acquisition of Newwest Gold Corporation.

SUMMARY OF STOCK OPTION PLAN (EMPLOYEE PLAN)

Pursuant to the Employee Plan, options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Employee Plan, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Underlying Common Shares in respect of which options are not exercised because the relevant options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of options. An aggregate of 11,765,000 options (representing 14.13% of the issued and outstanding Common Shares as of March 14, 2008) have been granted under the Employee Plan (on a rolling basis) of which 4,432,924 options (representing 5.33% of the issued and outstanding Common Shares as of March 14, 2008) have been exercised and 1,023,509 options expired or were cancelled. Accordingly, 6,308,567 Common Shares (representing 7.58 % of the issued and outstanding Common Shares as of March 14, 2008) are currently reserved for issuance pursuant to options granted under the Employee Plan and the Corporation may grant an additional 2,012,038 options under the Employee Plan, calculated based on the number of Common Shares issued and outstanding as of March 14 , 2008.

The purpose of the Employee Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the Employee Plan only to directors, officers, employees and other service providers (or corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. No options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Employee Plan, together with any Common Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares.

Options vest at the discretion of the Board. In the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation, the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options. In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options. The Employee Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Employee Plan without the consent of the optionee, except to the extent required by law. The exercise price of options issued may not be less than market price of the Common Shares as determined in accordance with applicable stock exchange rules.

SUMMARY OF STOCK OPTION PLAN (ACQUISITION PLAN)

The Acquisition Plan has been adopted by the Corporation pursuant to the plan of arrangement (the “Plan of Arrangement”) with NewWest Gold Corporation (“NewWest”) effected in connection with the order of the Supreme Court of British Columbia dated September 19, 2007. Pursuant to the arrangement agreement setting out the terms and conditions of the Plan of Arrangement between the Corporation and NewWest dated as of July 27, 2007, on September 24, 2007, the effective date of the arrangement, all of the options outstanding under the existing stock option plan of NewWest were replaced by options to purchase Common Shares of the Corporation, whereby the Corporation agreed to issue to the holder thereof a number of Common Shares equal to the number of common shares of NewWest which such holder was entitled to receive upon the exercise of such holder's NewWest option, multiplied by 0.26 (rounded down to the nearest whole number).

The purpose of the Acquisition Plan is to provide optionholders of NewWest and its subsidiaries who held options to purchase common shares of NewWest prior to the implementation of the Plan of Arrangement with replacement options to purchase Common Shares. Options may be granted only to officers, directors and employees of NewWest and/or Fronteer and their affiliates and any other similar persons permitted by the applicable requirements, rules or regulations of the TSX or applicable law (“Service Providers”), or to affiliates controlled by a Service Provider, or to a registered retirement savings plan established by a Service Provider (collectively, the “Participants”), and provided that in each case, the Service Provider is a Service Provider to NewWest and/or Fronteer or their affiliates at the time of the grant. Subject to the Acquisition Plan provisions and applicable stock exchange policies and law, the Compensation Committee determines which Participants are to be granted options and the terms and conditions of each such grant.

The aggregate number of Common Shares that may be issuable pursuant to options granted under the Acquisition Plan is fixed at 518,050, subject to adjustment in accordance with the Acquisition Plan. An aggregate of 518,050 options (representing 0.62% of the issued and outstanding Common Shares as of March 14, 2008) have been granted under the Acquisition Plan of which 13,650 options (representing 0.02% of the issued and outstanding Common Shares as of March, 2008) have been exercised and nil options expired or were cancelled. Accordingly, 504,400 Common Shares (representing 0.61 % of the issued and outstanding Common Shares as of March 14, 2008) are currently reserved for issuance pursuant to options granted under the Acquisition Plan and the Corporation may grant no further options under the Acquisition Plan.

The maximum number of Common Shares which may be reserved for issuance at any time to any one service provider (including an insider of Fronteer) under the Acquisition Plan, together with any other security based compensation arrangements of Fronteer, shall not exceed 5% of the then outstanding Common Shares.

The maximum number of Common Shares which may be reserved for issuance to all insiders of Fronteer under this Acquisition Plan, together with any other security based compensation arrangement of Fronteer, shall not, at any time, exceed ten percent (10%) of the then outstanding Common Shares.

The maximum number of Common Shares which may be issued to all insiders of Fronteer under this Acquisition Plan, together with any other security based compensation arrangement of Fronteer, within any one year period, shall not exceed ten percent (10%) of the then outstanding Common Shares.

For greater certainty, the exercise price per Common Share that is subject of any option shall be an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per common share of NewWest issuable upon exercise of the corresponding original option immediately before the Effective Time (as defined in the Plan of Arrangement) divided by (B) 0.26. In the event of any conflict between the provisions of this Acquisition Plan and the Plan of Arrangement, the Plan of Arrangement shall prevail.

All options under the Acquisition Plan immediately vest. Options granted to former Directors of Newwest have a life of one year, whereas options granted to employees of Newwest have a five year life, subject to the prior expiration of the original term of the corresponding Newwest option.

The options will be exercisable in whole or in part, at any time following the date of grant and prior to expiry of their term.

No option granted under the Acquisition Plan shall be assignable or transferable otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during a Participant’s lifetime, only by the Participant.

In the event of death or retirement of a Participant, the options granted prior to such occasion are exercisable within the period of one year following the Participant’s death or retirement and in no event after the expiry date of the option. If any Participant shall cease to be a Service Provider for cause or for any other reason, the options may not be exercised, and will be immediately cancelled. The foregoing two sentence shall not apply in the case of current or former directors of NewWest who cease to be directors of NewWest concurrently with or following the effective date of the Plan of Arrangement, which directors shall have one year from the effective date to exercise their options (subject to earlier expiry of the term of the corresponding option). If any Participant shall cease to be a Service Provider, other than for cause, death or retirement, the Participant has sixty days from the date of the event in which to exercise their options, and in no event can they exercise the options after expiry date of the option. The Compensation Committee (subject to the approval of the Board) has the discretion to extend the exercise period of an option following the Participant ceasing to be a Service Provider in certain circumstances up to the expiry date of the option.

The Board may, at any time, amend any provision or terminate the Acquisition Plan, subject to any regulatory or stock exchange requirement at the time of such amendment or termination; provided that if the Board amends (a) the number of Common Shares reserved for issuance pursuant to the Acquisition Plan, (b) the maximum number of Common Shares that may be reserved for issuance pursuant to the exercise of options granted to any one Service Provider, (c) the maximum number of Common Shares that may be reserved for issuance pursuant to the exercise of options granted to all insiders, (d) the maximum number of Common Shares that may be issued in a one-year period pursuant to the exercise of options granted to all insiders, (e) the provisions concerning the exercise price of the options, or (f) the amendment and termination provisions of the Acquisition Plan, approval of the majority of the holders of Common Shares is required at a meeting of such holders. Any amendment or termination may not alter the terms and conditions of any option or impair any right of any option holder pursuant to any option granted prior to such amendment or termination. The Acquisition Plan will automatically terminate when and if any of the authorizations required to authorize the Acquisition Plan cease.

If at any time when an option granted under the Acquisition Plan remains unexercised with respect to Common Shares and either (a) a bona fide offer is made by a third party that would result in a “change in control” (as defined in the Acquisition Plan), or (b) the Corporation proposes to merge, amalgamate or be absorbed by or into another corporation (except for a subsidiary) under any circumstances which involve or require the liquidation of the Corporation, a distribution of its assets among its shareholders, or the termination of its corporate existence, the Corporation shall use its best efforts to inform the optionholders as soon as practicable. In such an instance, an option under the Acquisition Plan may be exercised immediately at any time up to and including a date 30 days following the date of the completion of the transaction or prior to the close of business on the expiry date of the option, whichever is earlier, and the Board may resolve to require the acceleration of the time for the exercise and such changes will be final and binding on all options granted under the Acquisition Plan.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Mr. Oliver Lennox-King, Mr. George Bell, Mr. Lyle R. Hepburn, Mr. Donald McInnes, Mr. Scott Hand and Mr. Jo Mark Zurel, representing a majority of the directors of the Corporation, are independent directors within the meaning of applicable securities laws, while Dr. Mark O’Dea, the President and Chief Executive Officer of the Corporation is not considered independent by virtue of his officer position.

Some of the directors of the Corporation are also directors of other reporting issuers. The following table outlines the directorships in other reporting issuers held by members of the Board as at March 14, 2008:

Director Name	Other Directorships held
Dr. Mark O’Dea	Aurora Energy Resources Inc., Dioro Exploration NL
Mr. Oliver Lennox-King	CGX Energy Inc., Aurora Energy Resources Inc., Mineral Deposits Limited
Mr. Lyle R. Hepburn	Gitennes Exploration Inc., First Nickel Inc., North Atlantic Resources Ltd.
Mr. Donald McInnes	Plutonic Power Corporation, Blackstone Ventures Inc.
Jo Mark Zurel	Major Drilling International Inc., Newfoundland Power Inc.
George Bell	Norsemont Mining Inc.
Scott Hand	Manulife Financial Corporation

The independent directors do not hold specifically scheduled meetings at which non-independent directors and members of management are not in attendance. At various meetings, the independent directors hold in camera sessions at which the non-independent director and management do not attend.

The Chairman of the Board is Mr. Oliver Lennox-King, who is considered independent within the meaning of applicable securities legislation. The Chair is appointed by the Board after consideration of the recommendation of the Corporate Governance and Nominating Committee. This person chairs regular meetings of the Board and assumes other responsibilities that the directors as a whole designate from time to time. See also “Position Descriptions” below.

The Board held a total of 11 meetings during 2007. The director’s attendance at these meetings is outlined in the table below. Mr. Scott Hand joined the Board in May of 2007. There were 4 meetings prior to Mr. Hand joining the board.

Name	Meeting attended
Oliver Lennox-King	11
Mark O’Dea	11
Lyle Hepburn	11
George Bell	11
Donald McInnes	10
Jo Mark Zurel	11
Scott Hand	7

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule A to this information circular.

Position Descriptions

The Board does not have formal written position descriptions for the Chair. The prime responsibility of the Chair of the Board of Directors is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Corporation. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Corporation.

In fulfilling his responsibility, the Chair will:

  oversee the Board's discharge of its duties assigned to it by law, in the constating documents of the Corporation and applicable corporate governance guidelines;

  take steps to foster the Board's understanding of its responsibilities and boundaries with management;

  oversee the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems;

  assist in reviewing and monitoring the long-term business plan, strategies and policies of the Corporation and the achievement of their objectives;

  schedule meetings of the Board and work with committee chairs to co-ordinate the schedule of meetings for committees;

  organize and present agenda for Board meetings based on input from directors and management;

  oversee the distribution of information to the Board in a manageable form, sufficiently in advance of the Board meetings;

  preside over Board meetings and conduct the meetings in an efficient, effective and focused manner;

  help the Board fulfill the goals it sets by assigning specific tasks to members of the Board;

  attend committee meetings where appropriate;

  review and assess annually director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board;

  oversee the appropriate communication of management strategy, plans and performance to the Board;

  act as a liaison between the Board and management;

  communicate with the senior officers of the Corporation so that they are aware of concerns of the Board, shareholders and other stakeholders;

  chair meetings of the shareholders;

  together with the Chief Executive Officer, represent the Corporation to external groups, including shareholders, creditors, consumer groups, local communities and all levels of government; and

  carry out other duties as requested by the Board, as needs and circumstances arise.

The Corporation has not adopted any written descriptions for the positions of the chairs of the Board committees. Each committee chair has been charged with reviewing and maintaining the charter of the committee, establishing agendas for committee meetings, organizing and chairing meetings and reporting the results of meetings to the Board.

The Board has developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code of ethics is available for viewing on the Corporation’s website at www.fronteergroup.com. A hard copy can be requested by requesting a copy in writing from the Corporate Secretary of the Corporation. Each employee and director receives a copy of the code of ethics upon commencement of employment or directorship.

The Board does not formally monitor compliance with the code of ethics. Management is expected to report to the Corporate Governance and Nominating Committee when breaches of the code of ethics are identified. On an annual basis, all employees are required to confirm in writing their compliance with the code of ethics. Complaints from suppliers or employees against the Corporation or another employee or director are also to be reported to the Corporate Governance and Nominating Committee by management.

To the extent a director has a material interest in a transaction or agreement contemplated by the Corporation, that director will excuse himself from any and all discussion regarding the transaction and will not vote with respect to any resolution with respect to such agreement or transaction.

Corporate Governance and nominating Committee and Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors, consisting of Lyle Hepburn, Scott Hand and Donald McInnes which committee is charged with identifying new candidates for Board nomination. During the year, Mr. George Bell was taken off of the Committee and Mr. Scott Hand added, to better distribute the composition of the various Board committees’. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

The primary responsibility of the Corporate Governance and Nominating Committee is to:

  Assist the Board in fulfilling its responsibilities by overseeing the Corporation’s corporate governance policies and make policy recommendations aimed at enhancing Board effectiveness;

  Identify and recommend individuals qualified to become members of the Board;

  Evaluate the Board and its directors ; and

  Oversee the succession planning for the Corporation’s Chief Executive Officer and other senior executive officers.

To fulfill its responsibilities and duties the Corporate Governance and Nominating Committee shall:

  Monitor compliance with the Corporation’s corporate governance policies;

  Conduct a periodic review of the Corporation’s corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness;

  Develop and recommend to the Board a code or codes of business conduct and ethics for the Corporation;

  Monitor compliance with the Corporation’s code or codes of business conduct and ethics and grant waivers therefrom, as the Committee determines to be advisable;

  Propose agenda items and content for submissions to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance;

  Conduct a periodic review of the relationship between management and the Board;

  Review and approve the Corporation’s response to the TSX Guidelines, Ontario Securities Commission Policies and Instruments, the United States Securities and Exchange Commission’s rules and regulations; the American Stock Exchange’s rules and regulations and other applicable guidelines and requirements; and

  Review corporate governance practices disclosure in any report which describes such practices.

  Review annually the mandates of the Board and each committee and all policies related to good governance of the Corporation, and recommend amendments as it believes are necessary or desirable;

  Make recommendations regarding Board meeting dates and agendas, committee meetings, the frequency and content of meetings, and the need for special meetings;

  Determine annually which Board and committee members are considered to be independent, recommending its determination to the Board and providing the related analysis;

  Ensure effective communication between management and the Board, particularly with respect to the provision of information to directors in a timely manner; and

  Recommend procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without members of management present.

  Conduct at least annually an evaluation of the effectiveness of the Board and its committees (considering effectiveness in light of the applicable Board mandates and / or committee charters);

  Conduct an annual evaluation of the effectiveness of individual directors (in consideration of applicable position descriptions and competencies and skills which such directors are expected to bring to the board).

  Develop qualification criteria for Board members and determine Board size (considering goals for Board composition and individual competencies and skills of both existing and proposed new Board members) and evaluate potential candidates in accordance with established criteria and whether or not such candidates can devote sufficient time and resources to his or her duties as a Board member;

  Review and respond to director nominations or recommendations submitted in writing by the Corporation’s shareholders;

  Recommend to the Board a slate of candidates for presentation to the shareholders at each annual meeting of shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of shareholders;

  Recommend to the Board qualified members of the Board for membership on committees of the Board and recommend a qualified member of the Board to Chair the Board; and

  Provide orientation for new directors and ongoing education for all directors.

  Review executive officer succession plans, and ensure that a qualified successor to the Corporation’s Chief Executive Officer is identified.

Compensation

The Board has also established a Compensation Committee, which is comprised entirely of independent directors, whose responsibility is to:

  retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive officer compensation and shall have the sole authority to approve the consultant’s fees and other retention terms. The committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors;

  annually review and approve corporate goals and objectives relevant to the Chief Executive Officer and senior executive officer compensation, evaluate the Chief Executive Officer’s and each senior executive officer’s performance in light of those goals and objectives, and to recommend to the Board for approval the Chief Executive Officer’s and each senior executive officer’s compensation level based on this evaluation. In determining such compensation, the committee will consider the Corporation’s performance and relative shareholder return and the compensation of Chief Executive Officers and senior executive officers at comparable companies;

  annually review the compensation systems that are in place for employees of the Corporation in order to ensure there is internal and external equity in the compensation of all employees, including incentive- compensation plans and equity-based plans;

  administer and make recommendations to the Board regarding the adoption, amendment or termination of the Corporation’s incentive compensation plans and equity-based plans (including specific provisions) in which the Chief Executive Officer and senior executive officers may participate;

  review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the Chief Executive Officer and senior executive officers;

  establish levels of director compensation, including retainers, meetings fees, equity-based plans and other similar components of director compensation, based on reviews of director compensation of comparable companies;

  review executive compensation disclosure and director compensation disclosure in the management proxy circular and in any offering documents prior to their public release; and

  review and reassess the adequacy of the Compensation Committee charter annually and recommend any proposed changes to the Corporate Governance and Nominating Committee for its approval.

For details of the composition of the Compensation Committee and a discussion as to how it determines executive compensation, see “Composition of the Compensation Committee” and “Report on Executive Compensation” above.

Special Committee

The Board has also established a Special Committee, which is comprised entirely of independent directors, whose responsibility is:

  to consider and make recommendations to the Board concerning all such steps as the Special Committee considers necessary or advisable and in the best interests of the Corporation and its shareholders generally in order to facilitate the continued cross-appointments of directors and officers between the Corporation and Aurora;

  to consider and make recommendations to the Board concerning all such steps as the Special Committee considers necessary or advisable and in the best interests of the Corporation and its shareholders generally in order to prepare itself for and in response to the making of any take-over bid for the Corporation;

  to supervise the preparation of the directors' circular and all similar documents which may be required by applicable securities laws in response to any take-over bid for the Corporation and to advise the Board with respect to the recommendation that the Board should make to the shareholders of the Corporation;

  to establish, supervise, conduct, coordinate and manage a process to identify, solicit and evaluate strategic transactions for the Corporation to protect and enhance shareholder value, including the sale of assets of the Corporation, the sale of any or all of the shares of the Corporation to a third party, a merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination pursuant to which the assets and business of the Corporation are combined with one or more entities or any strategic financing transaction;

  to assess, consider and review the terms of any expressions of interest or proposals received by the Corporation with respect to any strategic transaction;

  to supervise the response of the Corporation to any proposed take-over bid and to supervise, conduct, coordinate and manage any negotiations or discussions with respect to any potential or proposed take-over bid or strategic transaction, and to negotiate and settle any letters of intent, agreements or other documents with respect to any such transaction or, if appropriate, to supervise and cause management of the Corporation to do any of the foregoing;

  to consider whether any such transaction proposed to be undertaken by the Corporation is fair to the shareholders of the Corporation and to make a recommendation to the Board regarding the same;

  to make such other recommendations to the Board as the Special Committee deems advisable; and

  to take such other steps as the Special Committee considers to be necessary or advisable and in the best interests of the Corporation and its shareholders generally with respect to the matters set forth above.

Option Committee

The Board has also adopted a committee to oversee certain option grants (“Option Committee”). Mark O’Dea has been delegated the ability to approve option grants to new employees. He is limited to grants of 50,000 options or less and may not grant more than 200,000 options in a quarter. He must report to the Board each meeting with the details of any options granted since the last meeting. The Option Committee may not grant options to any officer or director of the Corporation.

Special Option Committee

In January 2008, the Board established an ad hoc committee of the board, comprised of Mr. Hand and Mr. Zurel to review all stock option grants and the administration of the stock option plan against current best practice standards. The committee has retained independent counsel to assist it and will make recommendations to the board based on its review. Those recommendations will include whatever changes may be desirable in order to align the company's practices to current best practice standards.

Health, Safety and Environment Committee

The Corporation recently formed a Health, Safety and Environment Committee. No formal mandate has yet been determined for this committee. The committee will be charged with ensuring the Corporation has adequate controls and procedures in place to ensure the health and safety of employees and the environment where the Corporation’s projects are located.

Assessments

The Board has not been subject to regular formal assessment to date. The Chair of the Board regularly assesses the performance of the Board and its individual members and committees on an informal basis. Due to the size of the Board and Corporation, this process is considered adequate at the present time.

Audit Committee

Certain information concerning the audit committee of the Corporation including membership qualifications, audit fees paid and the text of the audit committee charter, are set forth in the Annual Information Form of the Corporation for the year ended December 31, 2007.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No executive officer or director of the Corporation, employee, former executive officer, director or employee proposed nominee for election as director, or any associate of the foregoing, was or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letters of credit, or other similar arrangements provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the year ended December 31, 2007, no director or executive officer of the Corporation, proposed director of the Corporation, principal shareholder of the Corporation (or any director or officer thereof), or any associate or affiliate of the foregoing had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or any proposed transaction which has materially affected or would materially affect the Corporation.

Particulars of Matters to Be Acted Upon

1.           Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect seven directors (the “Nominees”). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised (8)
Mark O’Dea(6)(7) British Columbia, Canada	President, Chief Executive Officer and Director	May 7, 2001	President, Chief Executive Officer of the Corporation. President and Chief Executive Officer of Aurora, a mineral exploration company.	45,800(8)
Donald McInnes (1)(2)((3)(4)(7) British Columbia, Canada	Director	June 13, 2001	Vice Chair and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.	12,500

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised (8)
George Bell (1)(2)(4) Ontario, Canada	Director	December 18, 2003	President and Chief Executive Officer of Unor Inc., a mineral exploration corporation.	Nil
Oliver Lennox-King(7)(11) Ontario, Canada	Chairman and Director	November 4, 2003	Director of CGX Energy Inc., and oil and gas exploration company; director of and Aurora and Mineral Deposits Limited, mineral exploration companies.	400,000
Lyle R. Hepburn (3)(4) Ontario, Canada	Director	April 15, 2004	Lawyer, Beach Hepburn LLP, a law firm.	14,500
Jo Mark Zurel (1)(2)(5) Newfoundland and Labrador, Canada	Director	December 11, 2006	President, Stonebridge Capital Inc., an investment company.	20,000(10)
Scott M. Hand(2)(3)(5) Ontario, Canada	Director	May 2, 2007	Former Chairman and Chief Executive Officer of Inco Limited, a mining company	20,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Special Committee.
(5)	Member of the Special Option Committee
(6)	Member of the Option Committee
(7)	Member of the Health, Safety and Environment Committee
(8)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 14, 2008.

(9)	2,000 of these Common Shares are held by Riftore Consulting Inc. (“Riftore”), a private company owned by Mr. O’Dea and 1,000 held by the O’Dea Investment Trust.
(10)	These Common Shares are held by Stonebridge Capital Inc., principally controlled by Mr. Zurel.
(11)

Mr. Lennox King was a director of Unisphere Waste Conversion Ltd., a corporation listed on the TSX Venture Exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a “Notice of Intention” to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Dr. Mark O’Dea has 17 years experience in the mineral resource sector and holds a Ph.D. in structural geology. He has worked internationally as an explorationist for both senior and junior resource companies, and from 1997 to 1999, he was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, Mark founded Riftore, providing structural geology services to the mining industry. He has been President and Chief Executive Officer of Fronteer since May 2001 and is currently also the President and Chief Executive Officer of Aurora. He is a director of Dioro Exploration NL, a gold producer in Australia and he is also a former director of Frontera Copper Corporation, a copper producer.

Mr. Donald McInnes has over 20 years experience in the mineral exploration industry. Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a past President and Director of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada. He is currently the Vice Chairman and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.

Mr. George Bell is President & Chief Executive Officer of Unor Inc., a junior uranium and diamond exploration Corporation listed on the TSX Venture Exchange. He has more than 38 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Inc. group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. He is currently a director of Norsemont Mining Inc. another TSX listed company.

Mr. Oliver Lennox King has over 30 years of experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of CGX Energy Inc., Aurora and Mineral Deposits Limited.

Mr. Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and First Nickel Inc., all of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Harry Winston Diamond Corporation, a diamond specialist corporation listed on the TSX and NASDAQ.

Mr. Jo Mark Zurel is a Chartered Accountant and from 2006 has been President of Stonebridge Capital Inc., an investment company. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation, the world’s largest helicopter operating company. He is also a director of Major Drilling International Inc. and Newfoundland Power Inc. Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University.

Mr. Scott M. Hand served as the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in strategic planning, business development and law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of Manulife Financial Corporation (insurance and wealth management) and Boyd Technologies LLC (non-woven and specialty paper products) and is Co-Chairman of Juno Special Situations Corporation (mineral resources investment). He also serves on the boards of World Wildlife Fund Canada and the Ontario Heritage Trust.

Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

Details of fees paid to PWC during fiscal 2007 and 2006 can be found in the Corporation’s Annual Information Form for the fiscal year ended December 31, 2007.

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint PWC as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PWC as auditors of the Corporation for the fiscal year ending December 31, 2008, and to authorize the directors to fix their remuneration. PWC was first appointed auditor at the Corporation’s meeting of shareholders in June 2004.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and management’s discussion and analysis by writing to the Manager of Corporate Relations, Fronteer Development Group Inc. 1650 – 1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9 or calling (604) 632-4677.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, available on Sedar...

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 14th day of March, 2008.

“Mark O’Dea”
Mark O’Dea, President and Chief Executive Officer

SCHEDULE A

BOARD MANDATE

I.           PURPOSE

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

II.          COMPOSITION

The Board of Directors shall be constituted at all times of a majority of individuals who are independent directors in accordance with the Corporate Governance Guidelines of the TSX. An “independent director” means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising solely from holdings in the Corporation, (b) not currently, or has not been within the last five years, an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates; and (c) not a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation.

III.         RESPONSIBILITIES AND DUTIES

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following:

1.	Selecting and appointing, evaluation of and (if necessary) termination of the Chief Executive Officer.

2.	Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

3.	Reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

4.	Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

5.	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

6.	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

7.	Approving the Corporation’s code of business ethics, which includes a communications policy for the Corporation, and monitoring its application.

8.	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

9.	Arranging formal orientation programs for new directors, where appropriate.

10.

Establish and maintain an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present.

11.	Ensure that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

12.	Ensure that an adequate system of internal control is maintained to safeguard the Corporation’s assets and the integrity of its financial and other reporting systems.

13.	Establishing a plan for management succession, including the appointing, training, and monitoring of senior management.

14.

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business.

15.	Ensure that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management.

16.	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-laws and other statutory and regulatory requirements.

IV.          MEETINGS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Corporation.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution.

Board meetings shall normally proceed as follows:

  Review and approval of the minutes of the preceding meeting;

  Business arising from the previous minutes;

  Reports of committees;

  President’s report, financial and operational reports;

  Other business;

  Setting the date and time of the next meeting;

  In-Camera session, and

  Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of Fronteer Development Group Inc. on the 24th day of March, 2005.

By order of the Board of Directors
FRONTEER DEVELOPMENT GROUP INC.

“Oliver Lennox King”

Chairman